UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JUNE 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  June 4, 2007                        /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                        JUNE 4, 2007

    TUMI COMPLETES 877 SAMPLE GEOCHEMICAL SURVEY AT MAZATAN IN SONORA, MEXICO

VANCOUVER, CANADA. TUMI RESOURCES LIMITED ("TUMI" AND/OR "THE COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President of Tumi, reports that a regional geochemical sampling program has been completed at the Company's 100%-owned Mazatan properties. The area is located about 75 km east of Hermosillo, central Sonora, Mexico, where two contiguous licences cover an area of 21,200 hectares. A total of 877 minus 80 mesh samples were taken and have been submitted for assay.

The Company's attention to the Mazatan area was drawn by an old placer gold field just north of the property. This field is down-slope from intense hematite altered rock within the claim that would appear to be the source of the placer gold mineralization. The exploration target within the Mazatan licence is for a large, low grade precious metal system. This style of mineralization is common in Sonora, including La Herradura, La Choya and San Francisco mines.

Reconnaissance rock samples taken from an area containing altered rhyolite volcanics have yielded some highly anomalous gold values. A grab sample taken from a quartz/sulphide-rich shear ran 3.3 g/t gold, 104 g/t silver and 2.4% lead, and highly elevated zinc and arsenic. An eight metre wide chip sample from this area returned 0.9 g/t gold plus elevated silver, lead and zinc. Additional samples taken from similar looking alteration and mineralization located from 175m to 500m southwest of the site mentioned above, returned values ranging from
0.6 g/t gold, 4 g/t silver and 1.8% lead to 0.9 g/t gold, 270 g/t silver, and 2.5% lead from silica and sulphide-rich zones. Altered rock was found in outcrop over an area roughly one km east-west by three km north-south, but much of this area is covered by alluvium. In order to better define the target area within the large Mazatan licences, the regional stream sediment geochemical was designed to sample all significant drainages on the property.

All samples were screened to minus 80 mesh on site, or if the sample was wet, sufficient material was collected for drying and screening in the preparation laboratory in Hermosillo. Samples were air-freighted to International Plasma Laboratories in Vancouver; they are being assayed for 30 elements by inductively coupled spectrographic method.

The qualified person for the Company's projects, Mr. David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Mazatan project in Sonora, Mexico and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.